Filed by NetScout Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: NetScout Systems, Inc.

(Commission File No. 000-26251)

“We are staying the course and doubling down on our mission of being our customers’ strategic partner as they navigate the major waves of technology transformation.”

– Anil Singhal, CEO and Co-Founder, NetScout

NetScout’s vision at its onset is to provide customers with leading technology for the efficient and effective management of dynamic applications and service delivery environments. The intent to acquire Danaher’s Communications Group exemplifies our commitment in this quest.

Link to Open Letter: A Message to Our Customers by Anil Singhal

Investor Relations Information: More information here

opportunity

The combination of NetScout and Danaher’s Communications Group, comprising of Tektronix Communications, Arbor Networks, and parts of Fluke Networks, provides a comprehensive product portfolio across service assurance and performance analytics, business intelligence, and cyber security solutions for service providers, as well as large and small enterprises.

Investors can learn more about the transaction within the Investor Relations section of the NetScout website:

Links to Published Reports:

Analysys Mason, “NetScout Acquires Tektronix and Gains Leadership of Service Assurance Market”

451 Research, “NetScout’s Big Play: Smaller vendor to combine with Danaher Communications assets to triple in size”

EMA, “NetScout Plans Tektronix Acquisition to Expand Solution Footprint, Geo Reach”

value

NetScout and Danaher’s Communications Group, when combined, will create a premier provider of mission-critical solutions. We will be even better positioned to help our customers:

Reduce complexity:

Through continued innovation, customer focus and consistency of vision, NetScout will tackle our customers’ increasingly complex and evolving world.

Increase in expertise:

Combining respective product portfolios, talent and resources will bring both immediate and longer-term benefits.

Mitigate risk:

Continue to protect investments and maximize the ROI of all customers of the combined businesses with the same dedication.

Protect their future:

By growing and innovating together to support new and exciting technology deployments.

“The combination of NetScout and the Danaher Communications Group offers positive advantages in the long term for both Danaher and NetScout customer bases.”

– Leading industry analyst firm Enterprise Management Associates

Link to Open Letter: A Message to Our Customers by Anil Singhal

technology

NetScout’s patented Adaptive Session Intelligence™(ASI) technology and nGenius software platform will serve as the foundation to derive ever more vital intelligence and insight from network traffic.

The combination of NetScout’s existing portfolio with the complementary solutions of Danaher’s Communications Group will be staggering. We will be able to provide a uniquely integrated portfolio of service assurance and performance analytics, business intelligence, and cyber security solutions for communication service providers, and large and small enterprises.

•	Tektronix Communications provides a comprehensive set of assurance, intelligence and test solutions and services support for a range of architectures and applications such as LTE, HSPA, 3G, IMS, mobile broadband, VoIP, video and triple play. Also included are VSS Monitoring and Newfield Wireless. With the acquisition, we will be better positioned for future technology turns with a broader range of service providers.

•	Arbor Networks has solutions that help secure the world’s largest enterprise and service provider networks from DDoS attacks and advanced persistent threats. This will help us expand into the cyber security market.

•	Fluke Networks delivers network monitoring solutions that speed the deployment and improve the performance of networks and applications, further enhancing NetScout’s core business. The data cabling tools business and carrier service provider (CSP) tools business within Fluke Networks are not included in this transaction.

NetScout’s patented ASI™ technology and nGenius® software platform will serve as the foundation to derive ever more vital intelligence and insight from network traffic.

“NetScout is set to gain scale, access to the communication service provider and enterprise markets, and entry into cyber security vertical.”

– Anil Rao, Senior Analyst, Analysys Mason

people

With some of the best minds in the industry, the combined entity will be better able to tackle the increasingly complex challenges faced by our customers across the globe.

Key Highlights

•	Upon completion of the transaction, NetScout will continue to be led by Anil Singhal as president, CEO, and chairman.

•	The current NetScout management team will be the management team of the new company, complemented by the management team of the acquired companies.

in the news

•	Analysys Mason, “NetScout Acquires Tektronix and Gains Leadership of Service Assurance Market”

•	451 Research, “NetScout’s Big Play: Smaller vendor to combine with Danaher Communications assets to triple in size”

•	EMA, “NetScout Plans Tektronix Acquisition to Expand Solution Footprint, Geo Reach”

•	NetScout Investor Relations, October 16, 2014, Q2 earnings call

Additional Information and Where You Can Find It

NetScout will file a Preliminary Proxy Statement on Schedule 14A and a Registration Statement on Form S-4 containing a prospectus of NetScout and other documents concerning the proposed acquisition with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement and prospectus when they become available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain free copies of the proxy statement and prospectus (when they are available) and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov. The proxy statement and the prospectus and other documents may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations, by telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886. This communication is not a solicitation of a proxy from any security holder of NetScout. However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction. Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC website at www.sec.gov Forward-looking statements in this communication are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and other federal securities laws. Investors are cautioned that statements in this communication, which are not strictly historical statements, including without limitation, the statements that the acquisition creates a premier provider of mission-critical solutions; that we will be better positioned to reduce complexity, increase expertise, mitigate risk or protect customer’s future; that the combined portfolio of technologies will be staggering; that we will be able to provide a uniquely integrated portfolio of service assurance and performance analytics, business intelligence, and cyber security solutions for communication service providers, and enterprises; that the transaction significantly increases NetScout’s scale, accelerates NetScout’s entry into the cyber intelligence market, and broaden its customer base; that the combined company will generate revenue in excess of $1.2 billion on a non-GAAP basis, that the transaction will be accretive to non-GAAP earnings in the first year of combined operation, and that the transaction will close during the first half of 2015; other references to potential benefits associated with the proposed acquisition; and the timing and milestones related to completing the merger constitute forward-looking statements which involve risks and uncertainties. Actual results could differ materially from the forward-looking statements due to known and unknown risk, uncertainties, assumptions and other factors. Such factors include the failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals; the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; failure to consummate or delay in consummating the transaction for other reasons; our ability to retain key executives and employees; slowdowns or downturns in economic conditions generally and in the market for advanced network and service assurance solutions specifically, the Company’s relationships with strategic partners, dependence upon broad-based acceptance of the Company’s network performance management solutions, the presence of competitors with greater financial resources than ours and their strategic response to our products; and the ability of NetScout to successfully integrate the merged assets and the associated technology and achieve operational efficiencies. For a more detailed description of the risk factors associated with the Company, please refer to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014 on file with the Securities and Exchange Commission. NetScout assumes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein.

Copyright © 1992-2014 NetScout Systems, Inc. All rights reserved.

Additional Information and Where You Can Find It

NetScout will file a Preliminary Proxy Statement on Schedule 14A and a Registration Statement on Form S-4 containing a prospectus of NetScout and other documents concerning the proposed acquisition with the Securities and Exchange Commission (“SEC”). Investors are urged to read the proxy statement and prospectus when they become available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain free copies of the proxy statement and prospectus (when they are available) and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov. The proxy statement and the prospectus and other documents may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations, by telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.

This communication is not a solicitation of a proxy from any security holder of NetScout. However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction. Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on July 24, 2014. This document can be obtained free of charge from the SEC website at www.sec.gov.